Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three And Nine Months Ended September 30, 2015

- Declares Dividend Of $0.31 Per Share, An Increase Of 210%

HAMILTON, Bermuda, Oct. 27, 2015 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced results for the three and nine months ended September 30, 2015.

Highlights

  Reported a net profit of $13.6 million for the three months ended September 30, 2015, or $0.52 basic and diluted earnings per share, as compared to $0.1 million, or $0.004 basic and diluted earnings per share, for the three months ended September 30, 2014. The company reported EBITDA (see Non-GAAP Measures section below) of $24.5 million for the three months ended September 30, 2015, an increase of $18.7 million from $5.8 million for the three months ended September 30, 2014.
  Delivered strong chartering performance with our spot and pool MR tankers earning approximately $24,269 per day for the three months ended September 30, 2015.
  Took delivery of two vessels during the quarter. The Ardmore Chinook, a 25,200 Dwt Eco-design IMO 2 product and chemical tanker, was delivered by Fukuoka Shipbuilding, Japan on July 17, 2015. The Ardmore Seawolf, a 49,999 Dwt Eco-design IMO 2/3 product and chemical tanker, was delivered by SPP Shipbuilding, Korea on August 13, 2015.
  Announced a change in dividend policy to a constant payout ratio policy on September 8, 2015 in recognition of the continued strength of the charter market and the near completion of the initial newbuilding program, With the new policy, the company intends to pay a quarterly dividend of 60% of Earnings from Continuing Operations, which represents our earnings per share reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items.

Anthony Gurnee, the Company's Chief Executive Officer commented:

We are very pleased to achieve strong financial performance for the third quarter, reporting earnings of $13.6 million or $0.52 per share. Our results this quarter are attributable to well-timed fleet growth, a highly efficient operating platform, and successful execution of our chartering strategy.

We are also pleased to declare a dividend of $0.31 per share for the quarter, representing a 210% increase. We believe that our newly adopted constant payout ratio of 60% provides clarity on future dividends and ensures that investors are able to fully participate in and benefit from Ardmore's earnings growth.

The product tanker charter market has exhibited sustained strength throughout the year to-date, driven by underlying secular demand growth resulting from Middle East refinery expansion, a growing dislocation of production vs. consumption, and continuing regional product imbalances. In addition, the new oil market, characterized by extreme oil price volatility and supply-chain congestion, has added a further layer of demand for product tankers and is expected to persist for the foreseeable future. Meanwhile, we believe that product tanker supply growth has peaked, with deliveries to date being fully absorbed, and with the MR orderbook now the lowest of all the tanker sectors. Given these market dynamics and the typical seasonal demand uplift, we are very bullish for the coming winter months and are already seeing signs of further strengthening in the spot market. With our final two newbuilds scheduled to deliver in the coming weeks and our 2016 revenue days set to increase by a further 23% from their 2015 level, Ardmore is well positioned to continue generating strong returns and creating substantial value for shareholders.

Summary of Recent and Third Quarter 2015 Events

Fleet

Deliveries

The Company took delivery of two vessels in the third quarter. The average age of our fleet as at October 27, 2015 is 4.3 years.

On July 17, 2015, Ardmore took delivery of the Ardmore Chinook (Hull N-2065), a 25,217 Dwt Eco-design IMO 2 product and chemical tanker. The vessel was constructed by Fukuoka Shipbuilding, Japan and following delivery, the Ardmore Chinook commenced employment on a one-year time charter.

On August 13, 2015, Ardmore took delivery of the Ardmore Seawolf (Hull S-1171), a 49,999 Dwt Eco-design IMO 2/3 product and chemical tanker. The vessel was constructed by SPP Shipbuilding in Korea and following delivery, the Ardmore Seawolf commenced employment in a pool with a major oil trader.

Ardmore currently has two vessels under construction and expects to take delivery of these vessels in 4Q 2015:

Vessel	Yard	Delivery	Employment
Ardmore Seahawk (S-1172)	SPP Shipbuilding , South Korea	4Q	Pool
Ardmore Chippewa (N-2067)	Fukuoka Shipbuilding, Japan	4Q	Time charter

Fleet Operations and Employment

The Company has twenty-two vessels currently in operation, comprising fourteen MR tankers ranging from 45,000 Dwt to 49,999 Dwt (eight Eco-design and six Eco-mod) and eight product and chemical tankers ranging from 17,000 Dwt to 38,000 Dwt (five Eco-design and three Eco-mod).

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the third quarter of 2015, the Company had eleven MR tankers trading in the spot market or in pools and three MR tankers employed on time charters. The eleven spot or pool trading MR tankers, comprising six Eco-Design and five Eco-Mod, earned an average of $24,269 per day for the quarter. Overall for the quarter, across all employment types, our eight Eco-Design MR tankers earned $20,544 per day, and our six Eco-Mod MR tankers earned $24,625 per day. The strong Eco-Mod results relative to Eco-Design reflect vessel positioning and percentage engaged in spot trading.

In the fourth quarter of 2015, the Company expects to have 76% of its revenue days for its MR Eco-Design tankers employed in the spot market or in pools and the remaining 24% of revenue days are expected to be employed on time charters at an average rate of $16,050 per day. For Eco-Mod MR tankers, the company estimates that 83% of revenue days are expected to be employed in the spot market and the remaining 17% of revenue days are expected to be employed on time charters at an average rate of $14,799 per day.

Product / Chemical Tankers (IMO 2: 17,000 Dwt – 37,800 Dwt)

At the end of the third quarter of 2015, the Company had eight IMO two product and chemical tankers in operation (five Eco-Design and three Eco-Mod), five of which were trading in pools and three of which were employed on time charters. During the third quarter of 2015, across all employment types, the Company's five Eco-Design product and chemical vessels earned an average daily rate of $18,139 per day, and the three Eco-mod product and chemical vessels earned an average daily rate of $13,843 per day.

For the fourth quarter of 2015, the Company expects to have approximately 54% of revenue days for the Eco-design product and chemical tankers employed in a pool, with 46% of the revenue days covered by time charter employment at an average rate of $16,335 per day. For the Eco-mod product and chemical tankers, the Company expects approximately 75% of revenue days to be employed in a pool, with the remaining 25% covered by time charter employment.

Drydocking

Ardmore expects to drydock the Ardmore Seatrader and the Ardmore Centurion in the fourth quarter of 2015 and we estimate that the total drydock and vessel repositioning days in the fourth quarter will be 48. There were no drydock days in 3Q 2015.

Financing

Ardmore drew down $41.8 million of debt in the third quarter, in line with vessel deliveries and currently has approximately $41.8 million of committed debt in place for the remaining two vessels on order. This remaining committed debt will be drawn down in line with the delivery of the remaining two newbuild vessels.

Dividend Policy and Dividend

On September 8, 2015, Ardmore announced that its Board of Directors has approved a change to the company's dividend policy by implementing a new constant payout ratio model in order to afford shareholders more direct participation in Ardmore's continued earnings growth. Under this policy, Ardmore intends to pay a quarterly dividend of 60% of Earnings from Continuing Operations (which represents our earnings per share reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items). The remainder of earnings retained by the Company will be deployed to create additional value for shareholders through investment in fleet growth, opportunistic share repurchases under existing and future programs, debt reduction and other corporate purposes.

On October 27, 2015, Ardmore's Board of Directors declared a cash dividend of $0.31 per share for the quarter ended September 30, 2015. The dividend is payable on November 16, 2015 to all shareholders of record on November 6, 2015.

Results for the three months ended September 30, 2015 and 2014

The Company reported a net profit of $13.6 million, or $0.52 basic and diluted earnings per share, for the three months ended September 30, 2015, as compared to $0.1 million, or $0.004 basic and diluted earnings per share, for the three months ended September 30, 2014. For the three months ended September 30, 2015, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $24.5 million, an increase of $18.7 million from $5.8 million for the three months ended September 30, 2014.

Adjusted net profit (see Non-GAAP Measures section below) amounted to $14.0 million, or $0.54 basic and diluted adjusted earnings per share (see Non-GAAP Measures section below), for the three months ended September 30, 2015, as compared to $0.5 million, or $0.02 basic and diluted adjusted earnings per share, for the three months ended September 30, 2014. For the three months ended September 30, 2015, the Company reported adjusted EBITDA (see "Non-GAAP Measures" section below) of $24.9 million, an increase of $18.8 million from $6.1 million for the three months ended September 30, 2014. Results were adjusted for share-based compensation (a non-cash item) in each period, as applicable.

Results for the nine months ended September 30, 2015 and 2014

The Company reported a net profit of $26.6 million, or $1.02 basic and diluted earnings per share, for the nine months ended September 30, 2015, as compared to a net loss of $0.2 million, or $0.008 basic and diluted net loss per share, for the nine months ended September 30, 2014. For the nine months ended September 30, 2015, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $53.4 million, an increase of $38.7 million from $14.7 million for the nine months ended September 30, 2014.

Adjusted net profit (see Non-GAAP Measures section below) amounted to $27.7 million, or $1.06 basic and diluted adjusted earnings per share (see Non-GAAP Measures section below), for the nine months ended September 30, 2015, as compared to $0.8 million, or $0.03 basic and diluted adjusted earnings per share, for the nine months ended September 30, 2014. For the nine months ended September 30, 2015, the Company reported adjusted EBITDA (see "Non-GAAP Measures" section below) of $54.5 million, an increase of $38.7 million from $15.8 million for the nine months ended September 30, 2014. Results were adjusted for share-based compensation (a non-cash item) in each period, as applicable.

Management's Discussion and Analysis of Financial Results

Revenue. Revenue for the three months ended September 30, 2015 was $47.2 million, an increase of $28.3 million from $18.9 million for the three months ended September 30, 2014. The increase is due to an increase in the average number of owned vessels to 21.3 for the three months ended September 30, 2015, from 13.2 for the three months ended September 30, 2014, improving market conditions and an increase in earnings per day generated by vessels employed in the spot market. We had eight vessels employed directly in the spot market as at September 30, 2015 and had three vessels employed directly in the spot market as at September 30, 2014. For vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering arrangements and pools, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and voyage related costs. Commissions and voyage related costs were $8.0 million for the three months ended September 30, 2015, an increase of $4.9 million from $3.1 million for the three months ended September 30, 2014. This increase is primarily due to 780 additional revenue days in the third quarter of 2015 as compared to the third quarter of 2014, in line with the additional vessel deliveries noted above. In addition, the increase in spot employed vessels significantly increases commissions and voyage related expenses, as in direct spot employment all voyage expenses are borne by us as opposed to the charterer, while under time chartering arrangements and pools the charterer typically pays voyage expenses.

TCE rate. The TCE rate for our fleet was $20,200 per day for the three months ended September 30, 2015, increasing by $6,554 per day from $13,646 per day for the three months ended September 30, 2014.

Vessel operating expenses. Vessel operating expenses were $11.9 million for the three months ended September 30, 2015, an increase of $4.0 million from $7.9 million for the three months ended September 30, 2014. This increase is primarily due to an increase in the number of vessels in operation for the three months ended September 30, 2015. Due to the nature of this expenditure vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees, were $6,119 for the three months ended September 30, 2015, as compared to $6,338 for the three months ended September 30, 2014.

Depreciation. Depreciation expense for the three months ended September 30, 2015 was $6.6 million, an increase of $2.5 million from $4.1 million for the three months ended September 30, 2014. The increase is primarily due to an increase in the average number of owned vessels to 21.3 for the three months ended September 30, 2015, from 13.2 for the three months ended September 30, 2014.

Amortization of deferred dry dock expenditure. Amortization of deferred dry dock expenditure for the three months ended September 30, 2015 was $0.4 million, as compared to $0.5 million for the three months ended September 30, 2014. This decrease is due to the timing of scheduled dry-dockings occurring across the fleet. The capitalized costs of dry-dockings for a given vessel are depreciated on a straight line basis to the next scheduled dry-docking of the vessel.

General and administrative expenses. General and administrative expenses for the three months ended September 30, 2015 were $2.8 million, as compared to $2.1 million for the three months ended September 30, 2014. The increase reflects additional costs associated with operating a growing fleet, along with the timing of expenses incurred during the year.

Interest expense and finance costs. Interest expense and finance costs (which include loan interest, capital lease interest, amortization of deferred financing fees and are net of capitalized interest) for the three months ended September 30, 2015 were $3.8 million, as compared to $1.1 million for the three months ended September 30, 2014. Cash interest expense increased by $1.8 million from $1.8 million for the three months ended September 30, 2014 to $3.6 million for the three months ended September 30, 2015. This was the result of an increase in the average debt balance following the delivery of eight vessels since September 30, 2014. Capitalized interest, which relates to vessels under construction, amounted to $0.3 million for the three months ended September 30, 2015, as compared to $1.0 million for the three months ended September 30, 2014. This decrease is due to newbuilding deliveries throughout 2015. Amortization of deferred financing charges for the three months ended September 30, 2015 was $0.5 million, as compared to $0.3 million for the three months ended September 30, 2014.

Liquidity

As of September 30, 2015, the Company had $43.3 million (December 31, 2014: $59.9 million) available in cash and cash equivalents. The following debt and capital lease liabilities were outstanding as of the dates indicated:

	As of
	Sept 30, 2015	Dec 31, 2014
Debt	361,546,318	204,728,268
Capital Leases	27,543,205	28,800,329
Total	389,089,523	233,528,597

Conference Call

The Company plans to have a conference call on 27th October, 2015 at 10.00 a.m. Eastern Time to discuss its results for the quarter ended September 30, 2015. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 844-492-3728 (U.S.) or 412-542-4189 (International) and referencing Ardmore Shipping.
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, a replay of the call will be available on the company's website or through November 3 at 877-344-7529 or 412-317-0088. Enter the passcode 10074983 to access the audio replay. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore Shipping owns and operates a fleet of mid-size product and chemical tankers ranging from approximately 17,600 Dwt to 50,000 Dwt. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore's core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, maintain its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

Ardmore Shipping Corporation Unaudited Condensed Consolidated Balance Sheet (Expressed in U.S. dollars, unless otherwise stated)

	As at
ASSETS	Sep 30, 2015	Dec 31, 2014
Current assets
Cash and cash equivalents	43,306,191	59,879,596
Receivables, trade	21,855,810	4,985,900
Working capital advances	2,975,000	500,000
Prepayments	1,681,530	683,762
Advances and deposits	2,578,489	3,052,992
Other receivables	45,861	636,464
Inventories	4,128,318	2,486,340
Total current assets	76,571,199	72,225,054

Non-current assets
Vessels and vessel equipment, net	632,478,674	371,618,023
Deferred dry dock expenditure, net	4,346,774	4,229,617
Vessels under construction	28,009,066	113,985,986
Other non-current assets, net	388,380	156,311
Deferred finance charges, net	9,008,577	8,625,882
Total non-current assets	674,231,471	498,615,819

TOTAL ASSETS	750,802,670	570,840,873

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	9,436,193	7,038,621
Charter revenue received in advance	1,861,504	1,542,863
Other payables	243,164	648,105
Accrued interest on loans	1,490,045	882,594
Current portion of long-term debt	32,251,764	19,394,928
Current portion of capital lease obligations	1,813,564	1,702,981
Total current liabilities	47,096,234	31,210,092

Non-current liabilities
Non-current portion of long-term debt	329,294,554	185,333,340
Non-current portion of capital lease obligations	25,729,641	27,097,348
Total non-current liabilities	355,024,195	212,430,688

Equity
Share capital	262,287	261,000
Additional paid in capital	335,764,826	339,082,131
Treasury stock	(1,278,546)	(1,278,546)
Accumulated surplus / (deficit)	13,933,674	(10,864,492)
Total equity	348,682,241	327,200,093

TOTAL LIABILITIES AND EQUITY	750,802,670	570,840,873

Ardmore Shipping Corporation Unaudited Condensed Statement of Income (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Nine months ended
	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
REVENUE
Revenue	47,182,310	18,861,206	116,110,860	45,076,068

OPERATING EXPENSES
Commissions and voyage related costs	7,959,724	3,070,280	22,626,960	3,615,964
Vessel operating expenses	11,932,106	7,924,360	32,410,042	20,430,678
Depreciation	6,629,516	4,081,901	17,252,021	10,505,031
Amortization of deferred dry dock expenditure	447,775	511,249	1,617,799	1,467,087
General and administrative expenses	2,792,312	2,091,411	7,635,934	6,288,234
Total operating expenses	29,761,433	17,679,201	81,542,756	42,306,994

Profit from operations	17,420,877	1,182,005	34,568,104	2,769,074

Interest expense and finance costs	(3,806,461)	(1,056,730)	(7,945,689)	(2,946,752)
Interest income	4,665	3,077	10,688	13,377

Profit / (loss) before taxes	13,619,081	128,352	26,633,103	(164,301)

Income tax	(17,102)	(11,054)	(43,688)	(37,108)

Net profit / (loss)	13,601,979	117,298	26,589,415	(201,409)

Earnings / (loss) per share, basic and diluted	0.522	0.004	1.022	(0.008)
Weighted average number of shares outstanding, basic and diluted	26,079,260	26,100,000	26,025,191	24,042,308

Ardmore Shipping Corporation Unaudited Condensed Statement of Cash Flows (Expressed in U.S. dollars, unless otherwise stated)

	Nine months ended
	Sep 30, 2015	Sep 30, 2014
OPERATING ACTIVITIES
Net profit / (loss)	26,589,415	(201,409)
Non-cash items:
Depreciation	17,252,021	10,505,031
Amortization of deferred dry dock expenditure	1,617,799	1,467,087
Share based compensation	1,074,474	1,035,538
Amortization of deferred finance charges	1,188,100	658,624
Changes in operating assets and liabilities:
Receivables, trade	(16,869,910)	(2,988,697)
Working capital advances	(2,475,000)	34,571
Prepayments	(997,768)	(768,801)
Advances and deposits	474,503	(31,957)
Other receivables	590,603	(189,261)
Inventories	(1,641,978)	(1,724,315)
Payables, trade	2,397,572	2,657,937
Charter revenue received in advance	318,641	(481,499)
Other payables	(404,941)	642,460
Accrued interest on loans	607,451	343,674
Deferred dry dock expenditure	(1,734,956)	(3,794,065)
Net cash provided by operating activities	27,986,026	7,164,918

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(168,991,746)	(152,589,288)
Payments for vessels under construction	(23,092,463)	(35,817,991)
Payments for other non-current assets	(283,612)	(51,873)
Net cash used in investing activities	(192,367,821)	(188,459,152)

FINANCING ACTIVITIES
Proceeds from long-term debt	174,727,500	109,125,000
Repayments of long term debt	(17,909,450)	(8,233,000)
Repayments of capital leases	(1,257,124)	(1,164,791)
Payments for deferred finance charges	(1,570,795)	(4,955,615)
Proceeds from equity offering	-	102,684,519
Payment of dividend	(6,181,741)	(7,025,000)
Net cash provided by financing activities	147,808,390	190,431,113

Net (decrease) / increase in cash and cash equivalents	(16,573,405)	9,136,879

Cash and cash equivalents at the beginning of the year	59,879,596	56,860,845

Cash and cash equivalents at the end of the period	43,306,191	65,997,724

Ardmore Shipping Corporation Unaudited Other Operating Data (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Nine months ended
	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
ADJUSTED EBITDA (1)	24,858,273	6,122,739	54,512,398	15,776,730

AVERAGE DAILY DATA
Fleet time charter equivalent per day (2)	20,200	13,646	18,855	14,006

Fleet operating costs per day (3)	5,764	5,968	5,902	6,071
Technical management fees per day (4)	355	370	359	362
	6,119	6,338	6,261	6,433

MR Tankers Spot & Pool TCE per day (2)	24,269	12,236	23,104	12,042

MR Tankers Eco-Design
TCE per day (2)	20,544	15,237	19,869	15,527
Vessel operating costs per day (5)	5,704	5,782	6,042	5,937

MR Tankers Eco-Mod
TCE per day (2)	24,625	13,919	21,312	14,317
Vessel operating costs per day (5)	6,837	6,722	6,654	6,803

Prod/Chem Tankers Eco-Design (25k - 37k Dwt)
TCE per day (2)	18,139	-	17,362	-
Vessel operating costs per day (5)	5,856	-	5,896	-

Prod/Chem Tankers Eco-Mod (17k - 29k Dwt)
TCE per day (2)	13,843	10,555	13,485	11,398
Vessel operating costs per day (5)	6,142	6,598	6,350	6,586

FLEET
Upgrades and enhancements expensed	0	224,238	675,025	395,114

Average number of owned operating vessels	21.3	13.2	18.6	11.4

(1)	Adjusted EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable GAAP measure under the "Non-GAAP Measures" section below.
(2)

Time Charter Equivalent ("TCE") daily rate is the gross charter rate or gross pool rate, as applicable, per revenue day plus Communication Victualing and Entertainment Income ("CVE"). Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with dry-docking or repairs. For vessels employed on voyage charters, TCE is the net rate after deducting voyage costs incurred.

(3)

Fleet operating costs per day are routine operating expenses and comprise, crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating costs per day includes technical management fees.

Ardmore Shipping Corporation Fleet List as at October 27, 2015

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
In Operation
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product	45,726	—	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Centurion	Product/Chemical	29,006	2	Nov-05	Korea	MI	Eco-mod
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Calypso	Product/Chemical	17,589	2	Jan-10	Korea	MI	Eco-mod
Ardmore Capella	Product/Chemical	17,567	2	Jan-10	Korea	MI	Eco-mod
Under Construction
SPP Hull S-1172	Product/Chemical	50,300	2/3	4Q15	Korea	MI	Eco-design
FKA Hull N-2067	Product/Chemical	25,000	2	4Q15	Japan	MI	Eco-design

Total	24	970,037

Non-GAAP Measures

This press release describes EBITDA, adjusted EBITDA, adjusted net profit and adjusted net earnings per share, which are not measures prepared in accordance with U.S. GAAP and which are reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before share-based compensation and initial public offering costs and certain other items that Ardmore believes are not representative of its operating performance.

These non-GAAP measures are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have standardized meanings, and are therefore unlikely to be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

EBITDA & Adjusted EBITDA	Three months ended		Nine months ended
	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014

Net profit / (loss)	13,601,979	117,298	26,589,415	(201,409)
Interest income	(4,665)	(3,077)	(10,688)	(13,377)
Interest expense and finance costs	3,806,461	1,056,730	7,945,689	2,946,752
Income tax	17,102	11,054	43,688	37,108
Depreciation	6,629,516	4,081,901	17,252,021	10,505,031
Amortization of deferred dry dock expenditure	447,775	511,249	1,617,799	1,467,087
EBITDA	24,498,168	5,775,155	53,437,924	14,741,192
Share based compensation (non-cash)	360,105	347,584	1,074,474	1,035,538
Adjusted EBITDA	24,858,273	6,122,739	54,512,398	15,776,730

Adjusted net profit/(loss)	Three months ended		Nine months ended
	Sep 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014

Net profit / (loss)	13,601,979	117,298	26,589,415	(201,409)
Share based compensation (non-cash)	360,105	347,584	1,074,474	1,035,538
Adjusted net profit	13,962,084	464,882	27,663,889	834,129

Adjusted net earnings per share, basic and diluted	0.54	0.02	1.06	0.03
Weighted average number of shares outstanding, basic and diluted	26,079,260	26,100,000	26,025,191	24,042,308

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for tanker vessel capacity; changes in the Company's operating expenses, including bunker prices, dry-docking and insurance costs; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessels breakdowns and instances of off-hires; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:
Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 646-673-9701
Fax: 212-477-8636
Email: bdegnan@igbir.com